Hervé JOUAN

PROFESSIONAL EXPERIENCE

August 2018 - Today
Kitchen General Manager - Gaia Therapeat   Hollywood, FL

January 2017 - Today
General Manager - Waikiki Beach   Orient Bay, Saint Martin FWI
          1 000 Beach Chair and Umbrellas
          400 Main Restaurant Seating
          100 Snack Restaurant Seating
          2 500 sqft Boutique
          2 Masseuses Spa
In charge of managing, development, maintenance, accounting, public relation, Kitchen Executif Chef.

1993 - 2016
Executif Chef - Waikiki Beach   Orient Bay, Saint Martin FWI
          Head of the kitchen : Purchases, Team Managing, Menu Setting, Full Kitchen Running
          Connection with the Restaurant Front.

2005 - 2008
Co-Owner and Executif Chef - Tatoo Restaurant   Baie Nettlé, Saint Martin FWI
          80 Restaurant Seating and Party
          "Dining and Social Oasis".

1997 - 1999
Co-Owner and Executif Chef -Poisson d'Or   Front de Mer, Saint Martin FWI
          150 Restaurant Seating (Breakfast, Lunch, Diner and Night Club)

1991 - 1992
French Army   4 ème Régiment de Dragons Mourmelon -

1990 - 1991
Lead Line Cook - Chiberta Restaurant   Rue Arsene Houssaye, Paris 8ème, France
          Restaurant 2** Michelin Macaron

1988 - 1990
Line Cook -   La Chapelle Saint-Martin   Limoge, France
          Hotel Restaurant - Relais Château -

EDUCATION
End in 1987 - BEP Traditional French Kitchen - 1988 CAP Traditional French Pastry Formation

LANGUAGES
French   Mother language
English   Fluent

AREAS OF INTEREST
Traveling, Rugby, Hicking